December 30, 2024

Robert M. Hayes
Chief Executive Officer
Sharps Technology Inc.
105 Maxess Road
Melville, NY 11747

       Re: Sharps Technology Inc.
           Registration Statement on Form S-3
           Filed December 23, 2024
           File No. 333-284028
Dear Robert M. Hayes:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Arthur Marcus, Esq.